Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Nadine Rosin
Assistant Vice President
and Senior Counsel
Phone: 860-466-2832
Nadine.Rosin@LFG.com
VIA Email & EDGAR

June 10, 2021

Patrick F. Scott
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-8629

Re:            The Lincoln National Life Insurance Company
Post-Effective Amendment No. 1
File Nos. 333-238932

Dear Mr. Scott:

This letter provides our response to comments on the above-referenced filing.

1.	Prospectus Supplement – Please fill in the missing date in the header of the supplement.

Response: The filing date (June 14, 2021) will be filled in prior to filing.
2.
Availability Dates – The supplement contains a discussion about staggering the availability of the new indexed accounts for new and existing contract owners. Please state the rationale for these different roll-out dates.

Response: Lincoln leverages the quarterly statement mailing to provide the prospectus supplement and contract rider to our in-force contract owners. This is why the August 23 date was chosen as the availability date for in-force contracts.

3.	Protection Level: The supplement includes the term “Protection Level” but does not define the term. Please include a description of the term or point the staff to the discussion in the prospectus.

Response: The definition of the term “Protection Level” is contained in the Special Terms section of the prospectus. Additionally, the Investments of the Indexed Accounts section of the prospectus includes an entire sub-section describing Protection Levels.

4.	Part II – Exhibit 5 – Confirm that the opinion of counsel, as required by Form S-3, will be included in the next post-effective amendment.

Response: The opinion of counsel will be an exhibit in the June 14 POS AM filing.

Please call me at 860-466-2832 with any questions or additional comments.
Sincerely,

Nadine Rosin
Nadine Rosin